SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-

In the Matter of

E*TRADE CAPITAL MARKETS LLC

440 South LaSalle Street, Suite 3030

Chicago, IL 60605

E*TRADE FINANCIAL CORPORATION

135 E. 57th Street

17th FL

New York, NY 10022

E*TRADE ASSET MANAGEMENT, INC.

4500 Bohannon Drive

Menlo Park, CA 94025

E*TRADE SECURITIES LLC

135 E. 57th Street

31st FL

New York, NY 10022

KOBREN INSIGHT MANAGEMENT, INC.

20 William Street

Suite 200

Wellesley Hills, MA 02481

(Name of Applicants)

See Above
(Address of principal office of Applicant)

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following person:

Gregory S. Bruch, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, D.C. 20006

The Application consists of 22 pages.

As filed with the Securities and Exchange Commission on March 4, 2009

This Application Contains 22 Pages

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
:
E*TRADE CAPITAL MARKETS LLC 440 South LaSalle St., Suite 3030 Chicago, IL 60605	: : :

E*TRADE FINANCIAL CORPORATION 135 E. 57th Street, 17th FL New York, NY 10022	: : :

E*TRADE ASSET MANAGEMENT, INC. 4500 Bohannon Drive Menlo Park, CA 94025	: : :
:
E*TRADE SECURITIES LLC 135 E. 57th Street, 31st FL New York, NY 10022	: : :

KOBREN INSIGHT MANAGEMENT, INC. 20 William Street, Ste. 200 Wellesley Hills, MA 02481	:

FILE NO. 812-

I.              PRELIMINARY STATEMENT

E*Trade Capital Markets LLC (“ETCM”), E*Trade Financial Corporation (“ETFC”), E*Trade Asset Management, Inc. (“E*Trade Asset Management”), E*Trade Securities LLC (“E*Trade Securities”) and Kobren Insight Management, Inc. (“Kobren”) (each, an “applicant” and collectively, the “Applicants;” all Applicants except ETFC and ETCM are

“Fund Servicing Applicants”) hereby submits this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) under Section 9(c) of the Investment Company Act of 1940 (the “Act”) for a permanent order exempting the Applicants from the provisions of Section 9(a) of the Act in respect of the Injunction (as defined below) (the “Permanent Order”) and a temporary order exempting the Applicants from Section 9(a), pending the Commission’s determination of the application for the Permanent Order (the “Temporary Order,” and collectively with the Permanent Order, the “Orders”).

ETCM is a wholly owned subsidiary of ETFC and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the “Exchange Act”) and a member of the Financial Industry Regulatory Authority. ETCM is primarily engaged in over-the-counter market making activities. While ETCM does not serve, and no existing company of which ETCM is an affiliated person (other than the Fund Servicing Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“Fund”) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end Fund, registered unit investment trust (“UIT”) or registered face amount certificate company (together, with UITs, included in the term “Funds”), Applicants request that any relief granted by the Commission pursuant to the Application also apply to any other company of which ETCM is or hereafter becomes an affiliated person within the meaning of Section 2(a)(3) of the Act (together with the Applicants, “Covered Persons”).  Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.                                     BACKGROUND

A.           The Applicants

ETFC is a global financial services company organized under the laws of Delaware.  ETFC operates with its principal office located in New York, New York.  ETFC, through its subsidiaries and its affiliates, provides a wide range of financial solutions to customers under the brand “E*TRADE Financial.” ETFC provides services which include an assortment of trading, investing, banking and lending products.  Additionally, ETFC currently does not directly provide investment advisory or depository services to Funds, or principal underwriting services to open-end Funds or UITs.

E*Trade Asset Management is a wholly owned subsidiary of ETFC and is an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”).  It provides advisory and administrative services to the E*TRADE Funds.  The E*TRADE Funds are listed on Exhibit A.  These Funds had net assets of approximately $531 million as of December 31, 2008.

E*Trade Securities is a wholly owned subsidiary of ETFC and is a broker dealer registered as such with the Commission and a member of the Financial Industry Regulatory Authority.  It provides underwriting services to all the E*TRADE Funds listed on Exhibit A, all of which are open-end Funds.

Kobren is a wholly owned subsidiary of ETFC and is an investment adviser registered under the Advisers Act.  It provides investment management and advisory services to its clients.  It also acts as the subadviser to the E*TRADE Kobren Growth Fund, listed on Exhibit A.  This Fund had net assets of approximately $41 million as of December 31, 2008.  Kobren and E*Trade Asset Management are referred to as the “Adviser Applicants.”

B.            Consent and Final Judgment Against E*Trade Capital Markets LLC

On March 4, 2009, the Commission filed a complaint (the “Complaint”) against ETCM in the United States District Court for the Southern District of New York (the “District Court”) in a civil action captioned Securities and Exchange Commission v. E*Trade Capital Markets LLC.  The Complaint alleges that ETCM violated certain rules of the Chicago Stock Exchange (“CHX”) by engaging in improper trades for its own proprietary accounts by trading ahead of, instead of matching customer orders, and interpositioning and trading ahead of unexpected open or cancelled orders.  The Complaint further alleges that ETCM violated Section 17(a) of the Exchange Act and Rule 17a-3(a)(1) thereunder by failing to make or keep a current blotter containing an itemized daily record of all purchases and sales of securities effected by ETCM for its proprietary accounts.

On March 4, 2009 ETCM executed a consent (the “Consent”) in which it neither admitted nor denied the allegations in the Complaint, but consented to the entry of a final judgment against it by the District Court (the “Final Judgment”).  On       , 2009, the District Court entered the Final Judgment, which permanently enjoins ETCM and its agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of the Final Judgment by personal service or otherwise from violating, directly or indirectly, Section 17(a)(1) of the Exchange Act and Rule 17a-3 thereunder and CHX Article 9, Rule 17 (the “Injunction”).  In addition, the Final Judgment orders ETCM to disgorge $28,300,000 and pay a civil penalty of $5,660,000.(1)

(1)                                Securities and Exchange Commission v. E*Trade Capital Markets LLC, Final Consent Judgment as to E*Trade Capital Markets LLC. [cite] (S.D.N.Y.,         , 2009).

III.                                 LEGAL ANALYSIS

Section 9(a)(2) of the Act provides as follows:

It shall be unlawful for any of the following persons to serve or act in the capacity of employee, officer, director, member of any advisory board, investment adviser, or depositor of any registered investment company, or principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face-amount certificate company:

*     *    *    *

(2) any person who, by the reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as broker, dealer . . .. or from engaging in or continuing any conduct or practice in connection with such activity or in connection with the purchase or sale of any security; or

(3) a company any affiliated person of which is ineligible, by reason of paragraph . . . (2), to serve or act in the foregoing capacities.

As such, Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from “engaging in or continuing any conduct or practice in connection with the purchase or sale of a security from acting, among other things, as the investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face amount certificate company.”  Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) of the Act to any “affiliated person” of the person disqualified under the provisions of Section 9(a)(2) of the Act.  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by or under common control with the other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding  each Applicant from acting as an adviser, subadviser or depositor for any Fund or as principal underwriter for any registered open-end Fund, registered face amount certificate company or UIT.  The entry of the Final Judgment against ETCM would result in a disqualification of each Applicant under Section 9(a)(3) because ETCM, as a wholly owned subsidiary of ETFC, is controlled by ETFC and under common control with each of the other Applicants.  Other Covered Persons would be similarly disqualified under Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a) of the Act, as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).(2) The Applicants believe that they meet the standards for exemption specified in Section 9(c) of the Act. For the reasons set forth below, the Applicants respectfully submit that applying the prohibitions of Section 9(a) of the Act to the Applicants would be unduly and disproportionately severe and that the Applicants’ conduct has been such as to make it not against the public interest or protection of investors for the Commission to issue the Orders.

(2)           Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

IV.                                 STATEMENT IN SUPPORT OF THE APPLICATION

In support of their position that the Commission should issue Orders, the Applicants assert the following:

A.           Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, depositor or principal underwriter for any Fund.  The alleged conduct giving rise to the Injunction similarly did not involve any Fund.  The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connections with securities.”(3)  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

(3)           Investment Trusts and Investment companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

As a result of the foregoing, the conduct of the Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.

B.             Hardships on the Funds and their Shareholders

The inability of the Adviser Applicants to continue providing advisory and/or sub-advisory services to the Funds would result in the Funds and their shareholders facing potentially severe and irreparable hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds.  Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity could disrupt investment strategies and might result in net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser.  The costs of obtaining such approvals could be substantial and would include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the board of trustees of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings.

The inability of E*Trade Securities to continue to serve as principal underwriter to the Funds would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to E*Trade Securities because those disqualifications would deprive the shareholders of such Funds of the underwriting services that the shareholders expected the Funds would receive when they decided to invest in the Funds.  In addition, the Funds would have to expend significant time and other resources to engage substitute principal underwriters.

The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of the Funds and their shareholders, without any deterrent or other benefit to the Funds or the public, because only ETCM is a party to the Final Judgment and alleged to have been involved in the activities forming the basis of the Complaint.  The Final Judgment subjects each Adviser Applicant and E*Trade Securities to the prohibitions of Section 9(a) solely because ETCM is an affiliated person of these companies within the meaning of the Act.

C.             Adverse Effects on the Applicants

If the Adviser Applicants were barred under Section 9(a) of the Act from providing investment advisory services to the Funds and were unable to obtain the requested exemption, the effect on their current businesses and employees would be severe.  The Adviser Applicants have committed substantial resources to establishing advisory expertise and derive significant revenue from the provision of such services.  For example, during the fiscal year ended 2007, the Applicants earned revenues in excess of twenty million dollars for their services.  As of June 30, 2008, the Adviser Applicants provided investment advisory services for assets in excess of $1.906 billion and currently employ approximately 40 people.  Consequently, prohibiting the Adviser Applicants from providing advisory services would not only adversely affect their current business, but also their employees.  For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Similarly, if E*Trade Securities is barred under Section 9(a) from continuing to provide underwriting services to the Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe.  E*Trade Securities has committed substantial resources to establishing expertise in underwriting the securities of registered investment companies.  Prohibiting E*Trade Securities from serving as a principal underwriter to the Funds would not only adversely affect its current business, but also its employees that are involved in these activities.(4)  E*Trade Securities has committed an extensive amount of capital to support its underwriting activities.  For these reasons, the imposition of the Section 9(a) disqualification on E*Trade Securities would be unduly and disproportionately severe.

D.            Absence of Any Connection Between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, depositor or principal underwriter for any Fund.  ETCM and ETFC do not serve in any of the capacities described in Section 9(a) of the Act.  None of the transactions included in the conduct described in the Complaint involved the assets of any of the Funds.

(4)           There are approximately 1,550 registered representatives employed by E*Trade Securities as of November 8, 2008.

E.              No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of ETFC and the Fund Servicing Applicants had any knowledge of, or had any involvement in, the conduct alleged in the Complaint; (ii) the personnel at ETCM who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing advisory, sub-advisory, depository or underwriting services to Funds; and (iii) because the personnel of the Applicants, except for ETCM, did not have any involvement in the alleged misconduct, shareholders of the Funds that received services from the Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

F.              Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the board of trustees (“Board”) of the Funds for which the Applicants serve as investment adviser, investment sub-adviser or principal underwriter, including the trustees who are not ‘interested persons’ of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, of the circumstances that led to the Injunction, any impact on the Funds and this Application.  The Applicants undertake to provide such Funds’ Board with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

G.             Prior Section 9(c) Applications Filed

None of the Applicants previously have obtained exemptive orders under Section 9(c).

H.            Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, any Covered Person, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemption granted under the Act in connection with the Application.

V.                                     CONCLUSION

In the view of the foregoing, the Applicants request exemptive relief from Section 9(a) of the Act to the extent necessary to permit the Applicants and any Covered Person to provide investment advisory, depository and principal underwriting services to the Funds.  For the reasons set forth above, the Applicants believe they meet the standards for exemption specified in Section 9(c) of the Act and therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of Orders by the Commission.

VI.                                 PROCEDURAL MATTERS RELATING TO THIS APPLICATION

1.             Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further states that all communications or questions concerning this Application should be directed to:

Gregory Bruch, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, D.C. 20006

2.             The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

3.             Pursuant to Rule 0-2(c) under the Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of their affairs and business are vested in their Board. The Applicants represent that the undersigned individuals are authorized to file this Application in their name and on their behalf. The Applicants have complied with all requirements for the execution and filing of this Application in the name and on behalf of such Applicants.

4.             The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 through B-5.

Respectfully submitted,

E*Trade Capital Markets LLC

By:	/s/Lori Sher
Name: Lori Sher
Title: Secretary
Date: March 4, 2009

E*Trade Financial Corporation

By:	/s/ Russell Elmer
Name: Russell Elmer
Title: Secretary and General Counsel
Date: March 4, 2009

E*Trade Asset Management, Inc.

By:	/s/ Dilia Caballero
Name: Dilia Caballero
Title: Secretary
Date: March 4, 2009

E*Trade Securities LLC

By:	/s/ Lori Sher
Name: Lori Sher
Title: Secretary
Date: March 4, 2009

Kobren Insight Management, Inc.

By:	/s/ Dilia Caballero
Name: Dilia Caballero
Title: Secretary
Date: March 4, 2009

EXHIBIT A

E*TRADE Asset Management, Inc.

E*TRADE S&P Index Fund

E*TRADE Russell 2000 Index Fund

E*TRADE Kobren Growth Fund

E*TRADE Technology Index Fund

E*TRADE International Index Fund

E*TRADE Delphi Value Fund

Kobren Insight Management, Inc.

E*TRADE Kobren Growth Fund (subadviser)

Note: E*Trade Securities provides underwriting services for all Funds listed in this Exhibit.

EXHIBIT B-1

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated March 4, 2009, for an order, for and on behalf of E*TRADE CAPITAL MARKETS LLC; that she is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lori Sher

Name: Lori Sher
Dated: March 4, 2009

EXHIBIT B-2

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated March 4, 2009, for an order, for and on behalf of E*TRADE FINANCIAL CORPORATION; that he is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Russell Elmer

Name: Russell Elmer
Dated: March 4, 2009

EXHIBIT B-3

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated March 4, 2009, for an order, for and on behalf of E*TRADE ASSET MANAGEMENT, INC.; that her is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Dilia Caballero

Name: Dilia Caballero
Dated: March 4, 2009

EXHIBIT B-4

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated March 4, 2009, for an order, for and on behalf of E*TRADE SECURITIES LLC; that she is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lori Sher

Name: Lori Sher
Dated: March 4, 2009

EXHIBIT B-5

Verification

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application dated March 4, 2009, for an order, for and on behalf of KOBREN INSIGHT MANAGEMENT, INC.; that she is the Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Dilia Caballero

Name: Dilia Caballero
Dated: March 4, 2009